UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Summary of Proxy Solicitation

1. Overall information about Proxy Solicitation
1) Recommender	POSCO HOLDINGS INC.	2) Relationship with the company	The company itself
3) Date of public notice of the General Meeting of Shareholders	February 19, 2026	4) Date of Shareholder’s Meeting	March 24, 2026
5) Start date of Solicitation	February 24, 2026	6) Consignment of Solicitation	Applicable
2. Purpose of Proxy Solicitation
1) Purpose	Smooth progress of the 58th Ordinary General Meeting of Shareholders and securing a quorum of resolutions.
2) Electronic mandate letter	Not applicable
3. Purpose of the 58th Ordinary General Meeting of Shareholders

☐ Agenda 1 : Approval of Financial Statements for the 58th FY

☐ Agenda 2: Partial Amendments of the Articles of Incorporation

- 2-1 : Title Change to Independent Director

- 2-2 : Increase Audit Committee Members to be Separately Appointed

- 2-3 : Expand Voting Restrictions per the Appointment/Dismissal of Audit Committee Members

- 2-4 : Introduce Electronic General Shareholder Meeting

- 2-5 : Delete Provision Regarding Separate Cumulative Voting

☐ Agenda 3: Appointment of Inside Director

- 3-1 : Appointment of LEE, Ju Tae as Inside Director

- 3-2 : Appointment of KIM, Ki Soo as Inside Director

- 3-3 : Appointment of CHUNG, Seok Mo as Inside Director

☐ Agenda 4: Appointment of LEE, Hee Geun as Non-Standing Director

☐ Agenda 5: Appointment of KIM, Joo Youn as Outside Director

☐ Agenda 6: Appointment of KIM, Joon Gi as Outside Director to Serve on the Audit Committee

☐ Agenda 7: Approval of Director Remuneration Limit

4. Information about Agent of Proxy Solicitation
Name of the Company	Representative	Location	Scope of Consignment	Contact Information
Sodali & Co Korea	Christopher Nordquist	37th Floor. 517, Yeongdong-daero, Gangnam-gu, Seoul, Korea (06164)	For foreign institutional shareholders	+82-2-6001-3336 (Stanley Chung)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 19, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President